SE

20010560

SEC
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Section
FEB 28 2020
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SI SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 WILLIAM STREET, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA STE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

OATH OR AFFIRMATION

I, Aryeh Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SI SECURITIES, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

State of New York
County of New York Sworn To Before Me This Day Of

FEB 25 2020

Notary Public

Signature

CCO
Title

Kenara Woods
Commissioner of Deeds, State of New York
No.2-14257
Qualified in New York County
Certified in Kings County
Commission Expires November 1, 2020
The UPS Store | 82 Nassau St | 212.406.9010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SI Securities, LLC

Statement of Financial Condition

As of and for the Year Ended December 31, 2019

Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of SI Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SI Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2016.

New York, New York
February 25, 2020

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	2,017,420
Clearing deposits		10,034
Investments in privately held companies, at fair value (cost $541,217)		541,217
Prepaid expenses and other assets		36,275
TOTAL ASSETS	$	2,604,946
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	124,018
Due to affiliates		1,007,479
TOTAL LIABILITIES		1,131,497
MEMBER'S EQUITY		1,473,449
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,604,946

See Notes to Accompanying Financial Statements.

Notes to Financial Statements
December 31, 2019

1. Organization and Nature of Business

SI Securities, LLC (the "Company") was organized as a limited liability company on February 26, 2013 under the laws of the State of New York. Effective October 7, 2014, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was wholly owned by SeedInvest, LLC (the "Member"). On March 1, 2019 the Company was acquired by Pluto Holdings, Inc, an affiliate of Circle LLC. This aquisition is not reflected in the accompanying financial statements. The Company operates from its office located in New York City and primarily receives investment banking fees for raising capital for small businesses.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

The Company maintains a segregated account, which is used solely for the benefit of its customers. As of December 31, 2019, this account had a zero balance and there was no amounts due to customers.

c) Revenue From Contracts with Customers

Performance Obligations
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment banking fees for services in private placements are generally recorded at the time the transaction is completed as this is when the customer has obtained control over the promised good or service. If contractual arrangements provide for a fee in the absence of closing, in which case fees are recorded when earned. In some instances, as compensation in lieu of cash, the Company may receive convertible notes, crowd notes, equity or warrants in the company they are assisting in raising investor capital. These investment vehicles that are received in lieu of cash are deemed illiquid securities without a publicly traded market. This compensation is recognized when the transaction is completed as this is when the customer has obtained control over the promised good or service. These amounts are included in investment banking fees on the statement of operations, at estimated fair market value as of the date earned.

For the year ended December 31, 2019, the Company received cash in the amount of $2,373,868 for investment banking revenue and $656,278 in the form of investment vehicles in lieu of cash.

Transaction processing fees are earned for facilitating the transfer of investor capital to an issuer. Transaction processing fees are recognized daily as this is when the customer has obtained control over the promised good or service.

Expense reimbursement revenues are agreed upon and received from clients to reimburse the Company for expenses it incurs to complete a successful transaction. In the even a successful transaction closes, and the Client has agreed to reimburse the Company for these expenses, the Company earns the expense reimbursement revenue at the close of the transaction.

The Company has not incurred costs to obtain customer contracts.

Notes to Financial Statements
December 31, 2019

d) Income Taxes
The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities through 3/1/19 under SeedInvest LLC. The Company's former parent was taxed as a partnership for federal and state purposes and does not incur a federal or state income tax liability. SeedInvest LLC is subject to New York City UBT tax, which is 4% of taxable profits. As of 3/1/19 the Company now files its own UBT return. As of December 31, 2019, the Company recorded $4,000 in accrued expenses, which represents the Company's NYC UBT obligations on profits earned by the Company in 2019.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal, state, and local income tax audits for the tax years 2016 through 2019. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequence.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Investments in privately held companies
Investments in privately held companies are investments in which the Company has less than a 20% interest and does not have the ability to exercise significant influence. Management has elected the fair value option, over the cost method of accounting, as it is consistent with the Company's recognition of other similar assets. The carrying value of these investments are $541,217, with the difference recorded as unrealized gains on the statement of operations during the year ended December 31, 2019. The initial value is determined by using the valuation arrived at when the private placement transaction initially takes place, which is when the Company initially earns the equity share. Management evaluates subsequent share issuances and other data to evaluate whether any fair value adjustments are necessary.

g) Recently adopted accounting standards
As of January 1, 2019, the Company adopted ASU 842, a new FASB standard regarding leases. Management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of January 1, 2019, the Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's financial position and results of operations.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statements
December 31, 2019

4. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Convertible & Crowd Notes			$ 343,003	$ 343,003
Equity Investments	$ -	$ -	198,214	198,214
Total Investments in Privately Held Companies	$ -	$ -	$ 541,217	$ 541,217

Level 3 investments are valued based on inputs that are unobservable and significant to the overall fair value measurement. Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when observable inputs are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The following table summarizes the valuation techniques (and significant unobservable inputs) used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2019:

Assets (at fair value)	Fair value at December 31, 2019	Valuation Techniques	Unobservable inputs
Equity Investments	$ 198,214	Most recent financing round	Share price per most recent financing round
Convertible & Crowd Notes	$ 343,003	Most recent financing round	Share price per most recent financing round

Notes to Financial Statements
December 31, 2019

4. Fair Value Measurements (Continued)

The following table represents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has categorized within the Level 3 category. As a result the unrealized gains and losses within the Level 3 category. As a result the unrealized gains and losses within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Changes in Level 3 assets measured at fair value for the year ended December 31, 2019, were as follows:

Balance, January 1, 2019	$	4,593,257
Capital distribution of warrants		(1,375,579)
Capital distribution of equity valuations		(3,332,738)
Receipts of equity investments as fee revenue		313,274
Receipts of convertible & crowd notes as fee revenue		343,003
Balance, December 31, 2019	$	541,217

5. Related Party Transactions

The Company has entered into an expense sharing arrangement with its affiliates and incurs a monthly allocation of rent, wages and overhead costs from these affiliates. Total costs allocated to the Company during 2019 were $3,260,732. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. Additionally, in November 2019, the Company received a $100,000 wire on behalf of an affiliate that is included in the due to affiliates balance on the statement of financial condition. As of December 31, 2019 the intercompany balance owed to the affilaites was $1,007,479, in accordance with a written expense sharing agreement with Pluto Holdings.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. Net capital and aggregate indebtedness changes from moment to moment. At December 31, 2019, the Company had net capital of $895,957, which was $645,957 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 126.29% at December 31, 2019.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2020 and February 25, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.